UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 30, 2005**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

**88-11th Avenue Northeast
Minneapolis, Minnesota**   **55413**

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
       (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
       (17 CFR 240.13e-4(c))

Item 1.01.   Entry into a Material Definitive Agreement

As of December 31, 2004, Graco Inc. ("Graco") entered into a credit agreement (the "Credit Agreement") with Wachovia Bank, National Association ("Wachovia") which provided for a 364-day $50 million unsecured revolving credit facility with a $10 million sublimit for the issuance of standby letters of credit. On December 30, 2005, Wachovia extended the maturity date of the facility to March 31, 2006. All terms and conditions of the original agreement will remain in effect with the following exception: for a leverage ratio less than or equal to 1.0x, the facility fee has been reduced to 0.07% from 0.08% and the LIBOR Spread has been reduced from 0.37% to 0.33%. The outstanding principal balance, accrued interest and all other amounts due are due and payable on March 31, 2006.

Except as extended and modified as stated above, the facility and all other loan documents (as defined in the Credit Agreement) will continue in full force and effect.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: January 6, 2006   By:_____
                                         Karen Park Gallivan
                                 Its: Vice President, General Counsel and Secretary



January 6, 2006

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen:

Enclosed is a Form 8-K for Graco Inc. filed in connection with a material definitive agreement.

Very truly yours,

Karen Park Gallivan
Vice President, General Counsel
and Secretary

KPG:nas

Enclosures

GRACO INC. | P.O. Box 1441 | Minneapolis, Minnesota 55440-1441 | 612-623-6000